UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS FIRST QUARTER OF 2013 RESULTS

Seoul, South Korea – May 15, 2013 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the first quarter ended March 31, 2013, prepared in accordance with generally accepted accounting principles in the United States.

Revenues for the first quarter ended March 31, 2013 were KRW 11,796 million (US$ 10,756 thousand), representing a 11.5% decrease from KRW 13,328 million for the fourth quarter ended December 31, 2012 (“QoQ”) and a 27.9% decrease from KRW 16,357 million for the first quarter ended March 31, 2012 (“YoY”).

Review of financial results

Revenues

Royalty and licensing fee revenue for the first quarter ended March 31, 2013 was KRW 6,654 million (US$ 6,067 thousand), representing a 8.6% decrease QoQ from KRW 7,281 million and a 23.6% decrease YoY from KRW 8,710 million. The decrease in royalty and licensing fee revenues QoQ and YoY was primarily due to the strengthening of the Korean Won against the Japanese Yen and decreased revenues from Ragnarok Online in Japan. The decrease in royalty and licensing fee revenues QoQ and YoY was partially offset by revenues from Ragnarok Online in China where the game was relaunched in February 2013.

Subscription revenue for the first quarter 2013 was KRW 1,948 million (US$ 1,776 thousand), representing a 3.9% increase QoQ and a 54.1% decrease YoY compared to KRW 1,874 million and KRW 4,241 million, respectively. The increase QoQ was mainly attributable to increased revenues from Ragnarok Online in Korea. The decrease YoY mainly resulted from significant decrease in revenues from Finding Neverland Online, which was commercially launched in Korea in January 2012.

Mobile game revenue was KRW 2,753 million (US$ 2,510 thousand) for the first quarter 2013, representing a 29.0% decrease QoQ from KRW 3,875 million and a 35.1% increase YoY from KRW 2,037 million.

Character merchandising and other revenue was KRW 441 million (US$ 403 thousand) for the first quarter 2013, representing a 48.0% increase QoQ from KRW 298 million and a 67.8% decrease YoY from KRW 1,369 million. The decrease YoY was due to significant decrease in revenues from Ragnarok Odyssey, a game on PS Vita platform.

Cost of Revenues and Operating Expenses

Cost of revenues was KRW 7,397 million (US$ 6,745 thousand) for the first quarter 2013, representing a 20.7% decrease QoQ from KRW 9,327 million and a 8.3% increase YoY from KRW 6,827 million. The decrease in cost of revenues QoQ was primarily due to decrease in outsourcing fee mostly related to developing mobile and online games. The Company’s increased cost of revenues YoY was primarily attributable to increase in salaries and amortization on capitalized development cost of Ragnarok Online II due to the commercial launch of the game on March 26, 2012.

Operating expenses were KRW 5,951 million (US$ 5,426 thousand) for the first quarter 2013, representing a 69.7% decrease QoQ from KRW 19,618 million and a 27.2% decrease YoY from KRW 8,179 million. The decrease in operating expenses QoQ was primarily due to significant decrease in impairment losses on intangible assets in the first quarter of 2013 compared to the fourth quarter of 2012. The decrease in operating expenses YoY was mainly attributable to decrease in advertising expenses, mainly due to marketing expenses for open beta testing of Finding Neverland Online and Ragnarok Online II in the first quarter of 2012, which did not occur in the first quarter of 2013.

Loss before income tax expenses and others was KRW 1,133 million (US$ 1,033 thousand) for the first quarter of 2013, which represents a 92.9% decrease QoQ from loss before income tax expenses and others of KRW 15,972 million.

As a result of the foregoing factors, Gravity recorded a net loss attributable to parent company of KRW 1,629 million (US$ 1,485 thousand) for the first quarter of 2013 compared to a net loss attributable to parent company of KRW 10,833 million for the fourth quarter of 2012 and a net income attributable to parent company of KRW 1,128 million for the first quarter of 2012.

The balance of cash and cash equivalents and short-term financial instruments was KRW 51,539 million (US$ 46,996 thousand) as of March 31, 2013.

Note: For convenience purposes only, the KRW amounts have been expressed in the U.S. dollars at the exchange rate of KRW 1,096.67 to US$ 1.00, the noon buying rate in effect on May 3, 2013, as quoted by the Federal Reserve Bank of New York.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 60 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Yoon Joo Lee

IR Manager

Gravity Co., Ltd.

Email: yoonjoo.lee@gravity.co.kr

Telephone: +82-2-2132-7800

#        #        #

GRAVITY Co., Ltd.

Consolidated Balance Sheets

(In millions of KRW and thousands of US$)

	As of
	31-Dec-12		31-Mar-13
	KRW (audited)	US$ (unaudited)	KRW (unaudited)	US$ (unaudited)
Assets
Current assets:
Cash and cash equivalents	36,455	33,242	24,039	21,920
Short-term financial instruments	17,500	15,957	27,500	25,076
Accounts receivable, net	7,116	6,489	6,566	5,987
Other current assets	6,858	6,253	6,835	6,233

Total current assets	67,929	61,941	64,940	59,216

Property and equipment, net	3,524	3,213	3,343	3,048
Leasehold and other deposits	5,767	5,259	5,833	5,319
Intangible assets	24,270	22,131	23,050	21,018
Equity method investments	647	590	589	537
Other non-current assets	8,418	7,676	8,444	7,700

Total assets	110,555	100,810	106,199	96,838

Liabilities and Equity
Current liabilities:
Accounts payable	5,115	4,664	4,058	3,700
Deferred revenue	3,006	2,741	3,558	3,244
Other current liabilities	2,254	2,055	1,474	1,345

Total current liabilities	10,375	9,460	9,090	8,289

Long-term deferred revenue	9,172	8,364	8,588	7,831
Accrued severance benefits	683	623	377	344
Other non-current liabilities	247	225	229	208

Total liabilities	20,477	18,672	18,284	16,672

Common shares	3,474	3,168	3,474	3,168
Additional paid-in capital	75,395	68,749	75,395	68,749
Retained earnings	7,699	7,020	6,070	5,535
Accumulated other comprehensive income	3,001	2,737	2,870	2,617

Total parent company shareholders’ equity	89,569	81,674	87,809	80,069

Non-controlling interest	509	464	106	97

Total equity	90,078	82,138	87,915	80,166

Total liabilities and equity	110,555	100,810	106,199	96,838

*	For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,096.67 to US$1.00, the noon buying rate in effect on May 3, 2013 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Operations

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended
	31-Dec-12		31-Mar-12		31-Mar-13
	(KRW) (unaudited)	(US$) (unaudited)	(KRW) (unaudited)	(US$) (unaudited)	(KRW) (unaudited)	(US$) (unaudited)
Revenues:
Online games-subscription revenue	1,874	1,709	4,241	3,867	1,948	1,776
Online games-royalties and license fees	7,281	6,639	8,710	7,942	6,654	6,067
Mobile games	3,875	3,533	2,037	1,857	2,753	2,510
Character merchandising and other revenue	298	272	1,369	1,249	441	403

Total net revenue	13,328	12,153	16,357	14,915	11,796	10,756
Cost of revenue	9,327	8,505	6,827	6,225	7,397	6,745

Gross profit	4,001	3,648	9,530	8,690	4,399	4,011
Operating expenses:
Selling, general and administrative	4,551	4,149	6,792	6,193	4,407	4,019
Research and development	2,659	2,425	1,387	1,265	1,392	1,269
Impairment losses on intangible assets	12,408	11,314	—	—	152	138

Operating income (loss)	(15,617)	(14,240)	1,351	1,232	(1,552)	(1,415)
Other income (expenses):
Interest income	393	358	476	434	370	337
Interest expense	(16)	(15)	(11)	(10)	(11)	(10)
Foreign currency income (loss), net	(731)	(666)	(160)	(146)	60	55
Others, net	(1)	(1)	—	—	—	—

Income (loss) before income tax expenses and equity loss on investments	(15,972)	(14,564)	1,656	1,510	(1,133)	(1,033)
Income tax expenses	956	872	818	746	875	798

Income (loss) before equity loss on investments	(16,928)	(15,436)	838	764	(2,008)	(1,831)
Equity loss on investments	(101)	(92)	(82)	(75)	(23)	(21)
Net income (loss)	(17,029)	(15,528)	756	689	(2,031)	(1,852)
Net income (loss) attributable to:
Non-controlling interest	(6,196)	(5,650)	(372)	(340)	(402)	(367)

Parent company	(10,833)	(9,878)	1,128	1,029	(1,629)	(1,485)

Earnings per share - Basic and diluted	(1,559)	(1.42)	162	0.15	(234)	(0.21)

Weighted average number of shares outstanding - Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900

Earnings per ADS - Basic and diluted	(390)	(0.36)	41	0.04	(59)	(0.05)
Weighted average number of ADSs outstanding - Basic and diluted	27,795,600	27,795,600	27,795,600	27,795,600	27,795,600	27,795,600

*	For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,096.67 to US$1.00, the noon buying rate in effect on May 3, 2013 as quoted by the Federal Reserve Bank of New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: May 15, 2013